

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**



02030632

NO ACT
P.E 3-5-2002
132-02332

March 18, 2002

Anthony J. Horan
Corporate Secretary
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

Re: J.P. Morgan Chase & Co.
Incoming letter dated March 5, 2002

Dear Mr. Horan:

This is in response to your letter dated March 11, 2002 concerning the shareholder proposal submitted to J.P. Morgan Chase & Co. by Bartlett Naylor. On March 5, 2002, we issued our response expressing our informal view that J.P. Morgan Chase & Co. could not exclude the shareholder proposal submitted by Bartlett Naylor from its proxy materials in reliance on rule 14a-8(i)(12). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22202



Anthony J. Horan
Corporate Secretary
Office of the Secretary

March 11, 2002

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR 12 PM 4:26

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: Bartlett Naylor

Ladies and Gentlemen:

This is in reply to your letter dated March 5, 2002 from Keir Devon Gumbs, Special Counsel, replying to my letter dated January 2, 2002 regarding a proposal by Mr. Bartlett Naylor that the Board of J.P. Morgan Chase & Co. nominate at least two candidates for each open Board position.

My letter dated January 2, 2002 cited as the basis for excluding this proposal that it substantially duplicated a 2001 proposal that failed to receive the requisite vote to be reintroduced in the 2002 proxy.

You state in your March 5, 2002 letter that:

> We are unable to concur in your view that J.P, Morgan Chase may exclude the proposal under rule 14a-8(i)(12)(ii). We note in this regard that J.P. Morgan Chase & Co. was formed in a merger transaction that was effective on December 31, 2000, and therefore, it is our view that J.P. Morgan Chase may only consider proposals included in its proxy materials since that date in its 14a- (i)(12) analysis. Accordingly, we do not believe that J.P. Morgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

We believe your response may be based on an incorrect premise. Please note that J.P. Morgan Chase & Co. was formed in 1968. It was not "formed in a merger transaction that was effective on December 31, 2000." A more detailed corporate history is:

- October 28, 1968: Chemical New York Corporation was formed as a Delaware corporation.
- April 29, 1988: Chemical New York Corporation was renamed Chemical Banking Corporation.
- December 31, 1991: Manufacturers Hanover Corporation merged with and into Chemical Banking Corporation under the name of Chemical Banking Corporation.

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

- March 31, 1996: The Chase Manhattan Corporation merged with and into Chemical Banking Corporation and Chemical Banking Corporation changed its name to The Chase Manhattan Corporation.

- December 31, 2000: J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation and The Chase Manhattan Corporation changed its name to J.P. Morgan Chase & Co.

As a continuing legal entity, J.P. Morgan Chase & Co. should be permitted to recognize past shareholder resolutions submitted to it within the relevant time periods. Failure to recognize J.P. Morgan Chase & Co. as a continuing legal entity for these purposes would introduce unnecessary confusion into the shareholder resolution process and could have unforeseen consequences beyond that realm.

We note, for comparison, that in other circumstances the SEC has recognized the validity of the continuing legal entity for purposes of rule 14a-8. As an example, a shareholder in the non-surviving corporation to a merger is deemed to acquire the stock of the surviving party as of the merger date for purposes of the holding period under rule 14a-8. See, e.g., letter from The Chase Manhattan Corporation dated January 2, 1997 and your response dated February 12, 1997.

Enclosed for your convenience are:

- certificate of merger dated December 29, 2000
- our letter dated January 2, 2002 (without enclosures)
- your response dated March 5, 2002
- your response dated February 12, 1997 to the letter of The Chase Manhattan Corporation dated January 2, 1997.

Seven copies of this letter and enclosures are being sent to you.

We anticipate commencing printing of our Proxy Statement at the end of next week and would appreciate your response as soon as possible. We appreciate your consideration.

Sincerely,

Enclosures

cc: Mr. Bartlett Naylor (with enclosures)
Jeremiah Thomas, Esq.

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"J. P. MORGAN & CO. INCORPORATED", A DELAWARE CORPORATION,

WITH AND INTO "THE CHASE MANHATTAN CORPORATION" UNDER THE NAME OF "J.P. MORGAN CHASE & CO.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2000, AT 11:10 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF MERGER IS THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2000.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

1793 • 1847 • 1907

Edward J. Freel, Secretary of State

0691011 8100M

AUTHENTICATION: 0885428

001650988

DATE: 12-29-00

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:10 AM 12/29/2000
001650988 - 0691011

CERTIFICATE OF MERGER

OF

THE CHASE MANHATTAN CORPORATION

UNDER SECTION 251 OF THE

GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware, The Chase Manhattan Corporation, a Delaware corporation (the "Corporation"), hereby certifies the following information relating to the merger of J. P. Morgan & Co. Incorporated, a Delaware corporation ("J.P. Morgan"), with and into the Corporation (the "Merger"):

FIRST: The names of the constituent corporations in the Merger (the "Constituent Corporations") and their states of incorporation are as follows:

Name	State
The Chase Manhattan Corporation	Delaware
J. P. Morgan & Co. Incorporated	Delaware

SECOND: The Agreement and Plan of Merger, dated as of September 12, 2000 (the "Merger Agreement"), between the Corporation and J.P. Morgan, setting forth the terms and conditions of the Merger, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the provisions of Section 251 of the General Corporation Law of the State of Delaware.

THIRD: The surviving corporation in the Merger is The Chase Manhattan Corporation, which as of the effective time of the Merger will change its name to J.P. Morgan Chase & Co. (the "Surviving Corporation").

FOURTH: The certificate of incorporation of the Corporation shall be the certificate of incorporation of the Surviving Corporation, except that such certificate of incorporation shall be as amended as follows:

1. Article FIRST is hereby amended to read in its entirety as follows:

"FIRST. The name of the Corporation is J.P. Morgan Chase & Co."

2. The voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock of the Corporation, as set forth in the Appendices to the certificate of incorporation of the Corporation, are hereby amended by deleting each reference therein to "THE CHASE MANHATTAN CORPORATION" and inserting in lieu thereof a reference to "J.P. MORGAN CHASE & CO." and by deleting each reference therein to "The Chase Manhattan Corporation" that refers to the Corporation and inserting in lieu thereof a reference to "J.P. Morgan Chase & Co.".

FIFTH: The executed Merger Agreement is on file at the office of the Surviving Corporation located at 270 Park Avenue, New York, New York 10017.

SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

SEVENTH: This Certificate of Merger, and the Merger provided for herein, shall become effective at 11:59 p.m. on December 31, 2000.

IN WITNESS WHEREOF, this Certificate of Merger has been executed on this 29th day of December, 2000.

THE CHASE MANHATTAN CORPORATION

By: ______________________
Anthony J. Horan
Secretary



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 2, 2002

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: Bartlett Naylor

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the Company), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the Proxy Materials) for its 2002 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Bartlett Naylor by electronic mail dated November 16, 2001 (the Proposal).

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(12).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 21, 2002 and we currently intend to mail to stockholders definitive Proxy Materials for the meeting on or about March 25, 2002. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company. To the extent that the position taken by the Company is based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2) enclosed are:

(1) Seven copies of this letter which is the statement of the reasons why the Company considers the omission to be proper; and

(2) Six copies of the Proposal, together with the supporting statement (Exhibit A).

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

We are simultaneously providing Mr. Naylor a copy of this letter and notifying Mr. Naylor of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j).

Please date stamp one copy of this letter and return it to my attention in the envelope enclosed.

The Proposal Substantially Duplicates Another Proposal That Failed to Receive the Support Required for Resubmission at the Company's 2001 Annual Meeting - Rule 14a-8(i)(12)

Rule 14a-8(i)(12)(ii) permits a company to exclude a proposal that deals with substantially the same subject matter as another proposal previously included in a company's proxy materials within the preceding 5 calendar years, at any meeting held within 3 calendar years of the last time the proposal was included if the proposal received less than 6% of the vote on its last submission if proposed twice previously within the preceding 5 calendar years.

On November 16, 2001, Mr. Bartlett Naylor advised the Company by electronic mail that he intended to submit the following resolution to the Company's 2002 Annual Meeting of Stockholders:

"RESOLVED: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

A copy of Mr. Naylor's Proposal and Supporting Statement (the Naylor Proposal) is attached as Exhibit A.

A substantially similar proposal by Richard A. Dee was included in the Company's proxy materials for the 2000 Annual Meeting of Stockholders held on May 16, 2000 and again at the 2001 Annual Meeting of Stockholders held on May 15, 2001 (the Dee Proposal). The following is the paragraph from the Dee Proposal that requested the Company to take steps similar to those recommended in the Naylor Proposal:

"It is hereby requested that the Board of Directors promptly adopt a resolution requiring the Governance Committee to nominate two candidates for each directorship to be filled by voting of stockholders at annual meetings. In addition to customary personal background information, Proxy Statements shall include a statement by each candidate as to why he or she believes that they should be elected."

A copy of the Dee Proposal as it appeared in the Company's 2000 and 2001 Proxy Statements in its entirety is attached as Exhibit B.

At the 2001 Annual Meeting of the Company's stockholders, the Dee Proposal received less than 6% of the vote. An excerpt from the Company's 10Q for the second quarter of 2001, disclosing votes for and against the Dee Proposal is attached as Exhibit C.

The Commission's staff (the Staff) has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(12). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ some in terms and breadth. See: *AT&T Corporation (available February 17, 1998); General Motors Corporation (available March 18, 1999); Merck & Co. (available January 28, 1999); Exxon Corporation (available January 11, 1993).* The core issue addressed by both the Naylor Proposal and the Dee Proposal is that the Company should propose two nominees for each vacant directorship.

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from the Proxy Materials for the Company's 2002 Annual Meeting of Stockholders. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

AJH:vcs
cc: Mr. Bartlett Naylor
Jeremiah Thomas, Esq.

* * *



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 5, 2002

Anthony J. Horan
Corporate Secretary
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 2, 2002

Dear Mr. Horan:

This is in response to your letter dated January 2, 2002 concerning the shareholder proposal submitted to J.P. Morgan Chase by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

March 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 2, 2002

The proposal urges J.P. Morgan Chase's board to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials to the extent required by law and is J.P. Morgan Chase's current practice with the single candidates it now proposes for each position.

We are unable to concur in your view that J.P. Morgan Chase may exclude the proposal under rule 14a-8(i)(12)(ii). We note in this regard that J.P. Morgan Chase & Co. was formed in a merger transaction that was effective on December 31, 2000, and therefore, it is our view that J.P. Morgan Chase may only consider proposals included in its proxy materials since that date in its 14a-8(i)(12) analysis. Accordingly, we do not believe that J.P. Morgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Keir Devon Gumbs
Special Counsel

copies to -
SSS; Jerry Thomas
original to
Seidenberg file

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 1997

Anthony J. Horan
Corporate Secretary
The Chase Manhattan Corporation
270 Park Avenue, 35th Floor
New York, New York 10017-2070

Re: The Chase Manhattan Corporation
Incoming letter dated January 2, 1997

Dear Mr. Horan:

This is in response to your letter of January 2, 1997, concerning the shareholder proposal submitted by Mark Seidenberg (the "Proponent"). We also received correspondence from the Proponent dated January 6, 1997. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the Proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Chief Counsel

Enclosures

cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 12, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Chase Manhattan Corporation (the "Company")
Incoming letter dated January 2, 1997

The proposal requests the board of directors to report on the financial capacity of its independent auditors to pay claims for malpractice, negligence or fraud.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1), because at the time the proponent submitted the proposal he did not own for one year 1% or $ 1000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(a)(1). The Division particularly notes that the proponent acquired shares of the Company's voting securities in connection with a plan of merger involving the Company. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than March 31, 1996, the effective time of the merger. Accordingly, the Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials on the basis of Rule 14a-8(a)(1). In reaching a position, the Division has not found it necessary to address the alternative basis for omitting the proposal upon which the Company relies.

Sincerely,

Joseph K. Pascale

Joseph K. Pascale
Attorney-Advisor